Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Denise Lynn Senior Vice President People

April 4, 2013

Dear U.S. – Based Management Team:

As we continue to build on our successful restructuring, and work toward our merger with US Airways, we are beginning an exciting new chapter for American. On March 27, 2013, the Bankruptcy Court stated it would approve our merger agreement with US Airways, which includes certain plans relating to your compensation during this transitional time.

What this means for you is that, in addition to the 3 percent salary increase eligible employees received in January, eligible management employees levels 1-4 will share in our airline’s success through a 2013 Profit Sharing plan that will share 10 percent of American’s pre-tax income, with payouts aligned with US Airways at similar pre-tax margins. Payments under this plan will be made in March 2014, and are subject to confirmation and consummation of a Chapter 11 plan of reorganization and the closing of the merger.

I know it’s been a long time since we last made Profit Sharing payments. This year, with most of our restructuring efforts in place, if we all do our part to run a great airline for our customers, we are hopeful 2013 can be a profitable year. And, unlike our old Profit Sharing plan that didn’t pay unless we earned at least $500 million, our new Profit Sharing plan will pay as long as we earn a profit in 2013.

Example of a Profit Sharing Payout if We Achieve a 2 Percent Pre-tax Profit Margin

Pre-tax Profit Margin = 2% (For every 1% of Pre-tax Profit Margin, the % of eligible earnings per employee is approximately 1.3%)	2.6%
2013 Eligible Earnings	$50,000
Profit Sharing Payout Amount (2.6% of Eligible Earnings)	$1,300

(An employee may only participate in one short-term incentive plan. Award amounts may vary if you participate in a commissionable sales plan or other variable compensation plan. Additional information will be forthcoming.)

Our overall approach to management compensation as we plan for the merger is to align American’s and US Airways’ compensation programs as much as possible, and continue to move our management pay to market levels over the next few years. US Airways currently has a Profit Sharing pool of 10 percent, so this informed our decision.

4333 Amon Carter Blvd., MD 5604 Fort Worth, TX 76155 817-967-1293 Office 817-967-3553 Fax denise.lynn@aa.com

We recognize there is some level of uncertainty involved in any merger, yet we want you to be able to focus on the job at hand with some degree of financial security. Therefore, we also have enhanced our severance policy for management to provide a minimum of six months’ severance pay, regardless of your company seniority. This enhanced policy will be in place for two years following the date of the merger.

The Profit Sharing plan and severance policy described above are contingent on confirmation and consummation of a plan of reorganization in American’s Chapter 11 case and the closing of the merger. More detailed information on these plans will be provided to you in the coming weeks, and the plan documents will govern in the event of any conflict with this letter.

With your continued leadership and commitment, we can ensure a successful merger and create a strong future at the new American. Thank you for all that you do.

Sincerely,

Management Levels 1-4 Compensation

Questions & Answers

BASE PAY

•	Will there be any additional base pay increases?

Management employees received a 3 percent salary increase effective January 16 as part of the management restructuring cost savings target adjustment. No additional pay increases are planned at this time.

PROFIT SHARING PLAN

•	Why is the profit sharing pool now 10 percent when it was previously 15 percent?

We moved all other workgroups to a 5 percent profit sharing plan as part of our restructuring cost savings adjustments, and the agreements with our unions will eliminate profit sharing altogether once the merger closes. While these workgroups have decided to eliminate profit sharing, we believe it is important for all management to have a component of your total compensation that allows you to share in the company’s success.

SEVERANCE PROVISIONS

•	Will I receive severance pay if I’m not offered a position with the merged company?

You will receive severance under our current policy based on your company seniority. Once the merger closes we will enhance this policy for management to provide a minimum of six month’s severance pay regardless of company seniority. This enhanced policy will be in place during the two year period following the date of merger.

•	Are there any changes to severance travel privileges?

Our Reduction-in-Force policy provides 24 months of continuing travel privileges if an individual has no attendance occurrences within 90 days of the last day on payroll; otherwise, the policy provides 18 months of travel. We will continue to provide this 18-24 months Reduction in Force travel privileges for eligible employees laid off during the two years following merger closing.

TRAVEL

•	Are there any changes to our current travel privileges?

No changes have been made to your travel privileges or eligibility for retiree travel. We do know that we will need to align the travel policies between the two companies and we understand how important this privilege is to eligible employees.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.